Exhibit 99.1

TGE Announces Important Strategic Expansion Through Potential SPAC Initiative

PARIS & NEW YORK & SINGAPORE -- The Generation Essentials Group. (NYSE: TGE) (the “Company” or “TGE”), a global media, entertainment and experiencing company, covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B, today announced its intention to implement a business expansion and acquisition strategy in sectors with strategic adjacency. It may take the form of TGE sponsoring and listing a series of special purpose acquisition companies (each a “SPAC”), which then seeks to conduct various “de-SPAC” business combinations with to-be-identified acquisition targets, each represents a platform extension, positioning TGE to accelerate growth in different focuses and various area outside of its current core competency as of now, creating synergies and enlarging overall values to shareholders in accretive ways. Potential areas of focus will be in the media (lifestyle, sports, movies etc), entertainment (film studio, production company, post production areas etc), streaming platforms (music, videos, podcasts etc).

TGE will be seeking, through a series of SPACs or other means, various an acquisition targets that are complementary to its existing portfolio, creating synergies across the broader TGE ecosystem. TGE Founder and Director Dr. Calvin Choi noted “an acquisition strategy like this will give TGE an advantage to accelerate its expansion and embrace new values and segments, enlarging the company’s global influences and presence.”

About The Generation Essentials Group

The Generation Essentials Group, jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of TGE, AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of TGE, AMTD IDEA Group and AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and none of TGE, AMTD IDEA Group and AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world